EXHIBIT 99.62

March 23, 2011	News Release 11-11

PRETIVM ANNOUNCES SECONDARY OFFERING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Vancouver, British Columbia (March 23, 2011; TSX: PVG) – Pretium Resources Inc. (“Pretivm”) announces today that it has filed a preliminary short-form prospectus with the securities regulatory authorities in each of the provinces and territories of Canada (other than Quebec) with respect to a secondary offering (the “Secondary Offering”) by its principal shareholder, Silver Standard Resources Inc. (“Silver Standard”).  The Secondary Offering contemplates the distribution of units of Pretivm.  Each unit will consist of one common share of Pretivm owned by Silver Standard and one-half of one common share purchase warrant of Pretivm, with each whole warrant exercisable to purchase one common share of Pretivm owned by Silver Standard.

The Secondary Offering will be undertaken on a marketed basis by a syndicate of underwriters jointly led by CIBC World Markets Inc., Citigroup Global Markets Canada Inc. and UBS Securities Canada Inc. (together, the “Underwriters”).

In addition, the Underwriters will be granted an overallotment option, exercisable for a period of 30 days from closing of the Secondary Offering, to purchase up to an additional number of units as is equal to 15% of the number of units sold under the Secondary Offering.

It is not intended that Pretivm will issue any common shares or receive any proceeds from the Secondary Offering.

Closing of the offering is expected to occur in early April 2011 and is subject to certain conditions, including the approval of the Canadian securities regulatory authorities.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be offered or sold in the United States or to United States persons absent registration or any applicable exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws. This release shall not constitute an offer to sell, or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Pretivm

Pretivm is a start-up company that intends to acquire, explore and develop gold and precious metals resource properties, initially in the Americas. Pretivm has 100% interest in the Snowfield and Brucejack Projects in northern British Columbia (the “Projects”); combined they represent one of the largest underdeveloped gold resources in North America. Pretivm's near term objectives are to focus on the high-grade gold opportunity at Brucejack, to advance the Projects to pre-feasibility and to explore for and acquire other precious metal resource properties.

For further information, please contact:

Robert Quartermain Chief Executive Officer and President	Michelle Romero Investor Relations Director

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
Tel: 604.558.1784
Fax: 604.558.4784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's preliminary short-form prospectus dated March 23, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.